09002553

SEC Mail
Mail Processing
Section
JAN 16 2009
Washington, DC
106

General Employment

PROCESSED
JAN 30 2009
THOMSON REUTERS

2008 Annual Report

Financial Highlights

(In Thousands, Except Per Share)	Year Ended September 30 2008	2007
Net revenues	$15,235	$19,690
Net income (loss)	(1,806)	914
Net cash provided (used) by operating activities	(1,550)	1,314
Net income (loss) per share – diluted	$ (.35)	$ .17
Cash dividends declared per share	.10	.10
Book value per share	.98	1.42
Net working capital	$ 4,285	$ 6,395
Shareholders' equity	5,076	7,324
Total assets	7,002	9,876

General Employment Enterprises, Inc. and its wholly-owned subsidiary, Triad Personnel Services, Inc., provide professional staffing services through a network of 17 branch offices located in nine states. The Company specializes in information technology, accounting and engineering placements and offers its clients a choice of three staffing options — contracting for the services of the Company's employees who are placed on temporary contract assignments at clients' premises; hiring the Company's contract employees as their own regular full-time employees through the Company's contract-to-hire option; or filling their openings for regular full-time positions with candidates who have been recruited and referred by the Company.

The Company's offices operate under the trade names General Employment Enterprises, Omni One, Business Management Personnel, Triad Personnel Services or Generation Technologies.

For the 2008 fiscal year, the Company derived approximately 49% of its revenues from contract services and 51% from placement services.

General Employment's shares are traded on the NYSE Aternext US stock exchange under the trading symbol **JOB**.

Fellow Shareholders:

The optimism that I felt going into this fiscal year vanished quickly as the U.S. economy slowed to recession levels. Since the start of the recession in December 2007, we saw unemployment climb to a critical stage, as a total of 1.9 million jobs were eliminated. As a result of the weakened economy, the demand for our services softened, which resulted in a 23% decline in our consolidated net revenues from the prior year.

A contraction in the economy generally impacts our direct hire business to a greater extent than our contract service business. Our direct hire revenues decreased 31%, while contract service revenues decreased 12%. The decline in revenues was the result of 35% fewer placements and a 9% decrease in billable hours.

We've responded to the downturn by focusing on cost-reduction actions. We closed three unprofitable offices and reduced our staff, both in the field offices and at Corporate headquarters. Since we do not know the duration of the downturn, we will continue to diligently look for areas where we can reduce costs without impacting production.

To further counter the effects of the economic downturn, we've invested in additional training for our management team and staff. To date, we have seen positive results from this investment. We have expanded our service to include a broader array of industries and will market our specialties: information technology, engineering/technical and accounting positions in those industries.

One of our strengths is our ability to provide clients with the most qualified applicants, who are also a good fit within the client's organization. We believe the majority of the candidates who meet the criteria above are obtained through referrals and recruitment. As our commitment to maintain a competitive edge, we will dedicate more of our time to that process.

Adding to our strategy is the further development of our contract business. Our goal is to market our contract business to our current direct hire clients and to obtain a new client base of contract business. Our contract business tends to be less cyclical than our direct hire business. Additionally, one of the first signs of economic recovery is an increased demand for contract employees and we want to put ourselves in a position to respond to that need.

The Company will continue to do everything in its power to become profitable once again. We have in the past and will continue to evaluate strategic opportunities that will lessen the impact of the economy on our business.

The staffing industry is facing a challenging period and the future, as always, is uncertain. The demand for direct hire correlates with the condition of the economy and will present a challenge until we see an increase in capital spending and the economy gains strength. However, the proactive measures we have taken to cut costs and redirect our focus should result in improvement in our bottom line. We intend to come out of this downturn in a position of competitive strength.

Thank you for your support.

Herbert F. Imhoff, Jr.
Chairman of the Board and
Chief Executive Officer

December 16, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The Company provides contract and placement staffing services for business and industry, specializing in the placement of information technology, engineering and accounting professionals. As of September 30, 2008, the Company operated 17 offices located in nine states.

The Company's business is highly dependent on national employment trends in general and on the demand for professional staff in particular. As an indicator of employment conditions, the national unemployment rate was 6.1% in September 2008 and 4.7% in September 2007. The change indicates a trend toward a lower level of employment in the United States during the last twelve months.

During the year ended September 30, 2008, the U.S. economy experienced a period of uncertainty stemming from problems in the housing and credit markets, and the rate of growth in national payroll employment turned negative. Management believes that employers became very cautious about hiring during the period. As a result, the Company experienced sharp declines in both the number of placements and the number of billable contract hours.

Consolidated net revenues for the year ended September 30, 2008 decreased 23% compared with the prior year. Placement service revenues were down 31%, and contract service revenues were down 12%. The effects of lower consolidated net revenues resulted in a $1,843,000 loss from operations this year, compared with $613,000 of income from operations last year.

The Company's current strategy is to improve performance by enhancing staff training programs, to limit losses by closing unprofitable operations and to maintain control over operating costs.

Because long-term contracts are not a significant part of the Company's business, future results cannot be reliably predicted by considering past trends or by extrapolating past results.

Results of Operations

A summary of operating data, expressed as a percentage of consolidated net revenues, is presented below.

	Year Ended September 30	
	2008	2007
Net revenues		
Contract services	49.1%	42.9%
Placement services	50.9	57.1
Net revenues	100.0	100.0
Cost of contract services	33.1	28.7
Selling, general and administrative expenses	79.0	68.2
Income (loss) from operations	(12.1)%	3.1%

Net Revenues

Consolidated net revenues for the year ended September 30, 2008 were down $4,455,000 (23%) from the prior year. Placement service revenues decreased $3,483,000 (31%), and contract service revenues decreased $972,000 (12%).

As a result of the weaker economic conditions that prevailed during the year ended September 30, 2008, the Company experienced less demand for its services. The decline in consolidated net revenues was the result of 35% fewer placements and a 9% decrease in the number of billable contract hours.

Cost of Contract Services

The cost of contract services includes wages and the related payroll taxes and employee benefits of the Company's employees while they work on contract assignments. There are no direct costs associated with placement service revenues. The cost of contract services for the year ended September 30, 2008 was down $604,000 (11%) as a result of the lower volume of contract business. The gross profit margin on contract business was 32.6%, which was about the same as the prior year.

Management's Discussion Continued

Selling, General and Administrative Expenses
Selling, general and administrative expenses include the following categories:

- Commission expense, which includes commissions earned by the Company's employment consultants and branch managers on permanent and temporary placements.

- Base compensation in the operating divisions, which includes salaries, wages, unrecovered advances against commissions, payroll taxes and employee benefits associated with the management and operation of the Company's staffing offices.

- Administrative compensation, which includes salaries, wages, payroll taxes and employee benefits associated with general management and the operation of its finance, legal, human resources and information technology functions.

- Occupancy costs, which includes office rent, depreciation and amortization, and other office operating expenses.

- Recruitment advertising, which includes the cost of identifying job applicants.

- Other selling, general and administrative expenses, which includes travel, bad debt expense, fees for outside professional services and other corporate-level expenses such as business insurance and taxes.

The Company's largest selling, general and administrative expense is for commissions. Most of the Company's employment consultants are paid on a commission basis and receive advances against future commissions. Advances are expensed when paid. When commissions are earned, prior advances are applied against them and the consultant is paid the net amount. At that time, the Company recognizes the full amount as commission expense, and advance expense is reduced by the amount recovered. Thus, the Company's advance expense represents the net amount of advances paid, less amounts applied against commissions.

Selling, general and administrative expenses for the year ended September 30, 2008 decreased $1,395,000 (10%). The largest reduction was for commission expense, which was down 37% because of the lower volume of placement business and lower average commission rates. Base compensation in the operating divisions increased 12%, primarily because of a higher amount of unrecovered advances against commissions. Administrative compensation was down 5%. Recruitment advertising was up 12%, despite a lower volume of job postings, because of higher costs per posting. All other selling, general and administrative expenses together increased 9%. Selling, general and administrative expenses represented 79.0% of consolidated net revenues, which was up 10.8 points from the prior year because of the decline in revenues.

Other
Investment income for the year ended September 30, 2008 was down $264,000 (88%), primarily due to a lower average rate of return on investments. Returns in fiscal 2008 were adversely affected by a downturn in the credit markets, and include a $126,000 unrealized holding loss on trading securities.

There was no credit for income taxes as a result of the pretax losses in the 2008 period, because there was not sufficient assurance that future tax benefits would be realized. There was no provision for income taxes in the 2007 period, because of the availability of losses carried forward from prior years.

Management's Discussion Continued

Financial Condition

As of September 30, 2008, the Company had cash and cash equivalents of $4,165,000, which was a decrease of $2,179,000 from September 30, 2007. Net working capital at September 30, 2008 was $4,285,000, which was a decrease of $2,110,000 from September 30, 2007, and the current ratio was 3.8 to 1. Shareholders' equity as of September 30, 2008 was $5,076,000, which represented 73% of total assets.

During the fiscal year ended September 30, 2008, the net cash used by operating activities was $1,550,000. The net loss for the period, adjusted for depreciation and other non-cash charges, used $1,481,000, while working capital items used an additional $69,000.

Expenditures for the acquisition of property and equipment were $122,000 for the year ended September 30, 2008.

In November 2007, the Company's board of directors declared a $.10 per share cash dividend on its common stock, which resulted in a total payment of $517,000 in January 2008.

All of the Company's office facilities are leased. As of September 30, 2008, future minimum lease payments under noncancelable lease agreements having initial terms in excess of one year totaled $1,585,000. At that date, the Company also had contractual obligations to purchase approximately $800,000 of recruitment advertising through December 2009.

The Company has an employment agreement with the chief executive officer that provides for severance benefits if the officer's employment terminates for any reason other than "cause." The Company also has arrangements covering other officers and key employees that would become effective if their employment terminated under certain conditions following a change in control of the Company. As of September 30, 2008, the potential aggregate obligation under these arrangements, if all such officers and employees were terminated, was approximately $3,100,000.

As of September 30, 2008, there were approximately $3,700,000 of losses available to reduce federal taxable income in future years through 2028, and there were approximately $5,900,000 of losses available to reduce state taxable income in future years, expiring from 2009 through 2028. Future realization of the tax benefits of net operating loss carryforwards ultimately depends on the existence of sufficient taxable income within the carryforward period. Based on the weight of available evidence, the Company determined that it is more likely than not that all of the deferred tax assets will not be realized. Accordingly, the Company maintained a full valuation allowance as of September 30, 2008. See "Income Taxes" in the Notes to Consolidated Financial Statements for additional information.

The Company's primary source of liquidity is from its operating activities. The Company's philosophy regarding the maintenance of cash balances reflects management's views on potential future needs for liquidity. Despite recent losses, management believes that existing cash balances will be adequate to finance current operations for the foreseeable future.

Off-Balance Sheet Arrangements

As of September 30, 2008, and during the year then ended, there were no transactions, agreements or other contractual arrangements to which an unconsolidated entity was a party, under which the Company (a) had any direct or contingent obligation under a guarantee contract, derivative instrument or variable interest in the unconsolidated entity, or (b) had a retained or contingent interest in assets transferred to the unconsolidated entity.

Critical Accounting Policies

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and the rules of the United States Securities and Exchange Commission.

Management's Discussion Continued

Management makes estimates and assumptions that can affect the amounts of assets and liabilities reported as of the date of the financial statements, as well as the amounts of reported revenues and expenses during the periods presented. Those estimates and assumptions typically involve expectations about events to occur subsequent to the balance sheet date, and it is possible that actual results could ultimately differ from the estimates. If differences were to occur in a subsequent period, the Company would recognize those differences when they became known. Significant matters requiring the use of estimates and assumptions include deferred income tax valuation allowances and accounts receivable allowances. Management believes that its estimates and assumptions are reasonable, based on information that is available at the time they are made.

The following accounting policies are considered by management to be "critical" because of the judgments and uncertainties involved, and because different amounts would be reported under different conditions or using different assumptions.

Income Taxes
Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized as a tax benefit in the future. If the Company were to change its determination about the future realization of tax benefits, the valuation allowance would be adjusted as a provision or credit to income taxes in the period in which the determination is made. Judgment is required in assessing the likelihood that tax assets will be realized. These judgments are based on estimates about future taxable income, which is inherently uncertain.

Accounts Receivable Allowances
An allowance for placement falloffs is recorded, as a reduction of revenues, for estimated losses due to applicants not remaining employed for the Company's guarantee period. An allowance for doubtful accounts is recorded, as a charge to bad debt expense, where collection is considered to be doubtful due to credit issues. These allowances reflect management's estimate of potential losses inherent in the accounts receivable balances, based on historical loss statistics.

Recent Accounting Pronouncements

The Company adopted the requirements of Financial Accounting Standards Board Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," as of October 1, 2007. The interpretation specifies how tax benefits for uncertain tax positions are to be measured, recognized and disclosed in financial statements. The adoption of it did not have a material effect on the Company's financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements". Statement 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and it expands disclosures about fair value measurements. Statement 157 is effective for the Company in the first quarter of fiscal 2009. The Company does not expect the adoption to have a material effect on its financial statements.

Forward-Looking Statements

As a matter of policy, the Company does not provide forecasts of future financial performance. However, the Company and its representatives may from time to time make written or verbal forward-looking statements, including statements contained in press announcements, reports to shareholders and filings with the Securities and Exchange Commission. All statements which address expectations about future operating performance and cash flows, future events and business developments, and future economic conditions

Management's Discussion Concluded

are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's then-current expectations and assumptions. Actual outcomes could differ significantly. The Company and its representatives do not assume any obligation to provide updated information.

Some of the factors that could affect the Company's future performance include, but are not limited to, general business conditions, the demand for the Company's services, competitive market pressures, the ability of the Company to attract and retain qualified personnel for regular full-time placement and contract assignments, the possibility of incurring liability for the Company's business activities, including the activities of its contract employees and events affecting its contract employees on client premises, and the ability to attract and retain qualified corporate and branch management.

Market Information

The Company's common stock is listed on the NYSE Alternext US stock exchange and is traded under the symbol JOB. The following table sets forth the quarterly high and low sales prices per share of the Company's common stock on the consolidated market for each quarter within the last two fiscal years, as reported by the NYSE Alternext US.

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Fiscal 2008				
High	$.88	$1.39	$1.70	$1.79
Low	.38	.76	1.31	1.50
Fiscal 2007				
High	$2.00	$3.47	$2.50	$1.90
Low	1.52	1.92	1.67	1.62

There were 705 holders of record on October 31, 2008.

On November 19, 2007, the Company declared a $.10 per share cash dividend on its common stock, payable on January 11, 2008 to shareholders of record as of December 14, 2007. On November 20, 2006, the Company declared a $.10 per share cash dividend on its common stock, payable on January 9, 2007 to shareholders of record as of December 15, 2006.

Consolidated Statement of Operations

(In Thousands, Except Per Share)	Year Ended September 30 2008	2007
Net revenues		
Contract services	$ 7,476	$ 8,448
Placement services	7,759	11,242
Net revenues	15,235	19,690
Cost of contract services	5,037	5,641
Selling, general and administrative expenses	12,041	13,436
Income (loss) from operations	(1,843)	613
Investment income	37	301
Net income (loss)	$ (1,806)	$ 914
Average number of shares		
Basic	5,163	5,150
Diluted	5,163	5,368
Net income (loss) per share		
Basic	$ (.35)	$ .18
Diluted	$ (.35)	$ .17
Cash dividends declared per share	$ .10	$ .10

See notes to consolidated financial statements.

Consolidated Balance Sheet

(In Thousands)	As of September 30 2008	2007
ASSETS		
Current assets		
Cash and cash equivalents	$ 4,165	$ 6,344
Accounts receivable, less allowances (2008 – $151; 2007 – $248)	1,314	1,915
Other current assets	313	252
Total current assets	5,792	8,511
Property and equipment, nèt	791	929
Deferred compensation plan assets	419	436
Total assets	$ 7,002	$ 9,876
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accrued compensation	$ 1,001	$ 1,602
Other current liabilities	506	514
Total current liabilities	1,507	2,116
Deferred coompensation plan liabilities	419	436
Shareholders' equity		
Preferred stock; authorized – 100 shares; issued and outstanding – none	—	—
Common stock, no-par value; authorized – 20,000 shares; issued and outstanding – 5,165 shares in 2008 and 5,153 shares in 2007	4,987	4,912
Retained earnings	89	2,412
Total shareholders' equity	5,076	7,324
Total liabilities and shareholders' equity	$ 7,002	$ 9,876

See notes to consolidated financial statements.

Consolidated Statement of Cash Flows

(In Thousands)	Year Ended September 30 2008	2007
Operating activities		
Net income (loss)	$(1,806)	$ 914
Depreciation and amortization	255	231
Other noncurrent items	70	73
Accounts receivable	601	63
Accrued compensation	(601)	107
Other current items, net	(69)	(74)
Net cash provided (used) by operating activities	(1,550)	1,314
Investing activities		
Acquisition of property and equipment	(122)	(364)
Financing activities		
Exercises of stock options	10	5
Cash dividends paid	(517)	(515)
Net cash used by financing activities	(507)	(510)
Increase (decrease) in cash and cash equivalents	(2,179)	440
Cash and cash equivalents at beginning of year	6,344	5,904
Cash and cash equivalents at end of year	$ 4,165	$6,344

See notes to consolidated financial statements.

Consolidated Statement of Shareholders' Equity

(In Thousands)	Year Ended September 30 2008	2007
Common shares outstanding		
Number at beginning of year	5,153	5,148
Exercises of stock options	12	5
Number at end of year	5,165	5,153
Common stock		
Balance at beginning of year	$ 4,912	$ 4,839
Stock option expense	65	68
Exercises of stock options	10	5
Balance at end of year	$ 4,987	$ 4,912
Retained earnings		
Balance at beginning of year	$ 2,412	$ 2,013
Net income (loss)	(1,806)	914
Cash dividends declared	(517)	(515)
Balance at end of year	$ 89	$ 2,412

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

The Company

General Employment Enterprises, Inc. (the "Company") operates in one industry segment, providing staffing services through a network of branch offices located in major metropolitan areas throughout the United States. The Company specializes in providing information technology, engineering and accounting professionals to clients on either a regular placement basis or a temporary contract basis. The Company has a diverse customer base, and no single customer accounted for more than 7% of its revenues during either of the last two fiscal years

Significant Accounting Policies and Estimates

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and the rules of the United States Securities and Exchange Commission. The more significant accounting policies that are followed by the Company are summarized below.

Principles of Consolidation
The consolidated financial statements include the accounts and transactions of the Company and its wholly-owned subsidiary. All significant intercompany accounts and transactions are eliminated in consolidation.

Estimates and Assumptions
Management makes estimates and assumptions that can affect the amounts of assets and liabilities reported as of the date of the financial statements, as well as the amounts of reported revenues and expenses during the periods presented. Those estimates and assumptions typically involve expectations about events to occur subsequent to the balance sheet date, and it is possible that actual results could ultimately differ from the estimates. If differences were to occur in a subsequent period, the Company would recognize those differences when they became known. Significant matters requiring the use of estimates and assumptions include deferred income tax valuation allowances and accounts receivable allowances. Management believes that its estimates and assumptions are reasonable, based on information that is available at the time they are made.

Revenue Recognition
Placement service revenues are recognized when applicants accept offers of employment, less a provision for estimated losses due to applicants not remaining employed for the Company's guarantee period. Contract service revenues are recognized when services are rendered.

Cost of Contract Services
The cost of contract services includes the wages and the related payroll taxes and employee benefits of the Company's employees while they work on contract assignments.

Income Taxes
Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized as a tax benefit in the future.

Income or Loss Per Share
Basic income or loss per share is based on the average number of common shares outstanding. Diluted income per share is based on the average number of common shares and the dilutive effect of stock options. Stock options are not considered to be dilutive during loss periods. Diluted income per share does not include the effect of 155,000 stock options in fiscal 2007, because the exercise price of those options was greater than the average market value of the common stock during the year, and including them would have had an anti-dilutive effect on income per share.

Notes Continued

Cash Equivalents
Highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents.

Accounts Receivable Allowances
An allowance for placement falloffs is recorded, as a reduction of revenues, for estimated losses due to applicants not remaining employed for the Company's guarantee period. An allowance for doubtful accounts is recorded, as a charge to bad debt expense, where collection is considered to be doubtful due to credit issues. These allowances together reflect management's estimate of the potential losses inherent in the accounts receivable balances, based on historical loss statistics.

Property and Equipment
Property and equipment are recorded at cost. Depreciation expense is calculated on a straight-line basis over estimated useful lives of five years for computer equipment and two to ten years for office equipment, furniture and fixtures. The Company capitalizes computer software purchased or developed for internal use, and amortizes it over an estimated useful life of five years. The carrying value of property and equipment is reviewed for impairment whenever events or changes in circumstances indicate that it may not be recoverable. If the carrying amount of an asset group is greater than its estimated future undiscounted cash flows, the carrying value is written down to the estimated fair value.

Deferred Compensation Plan
The Company has a rabbi trust agreement to protect the assets of its nonqualified deferred compensation plan. The accounts of the rabbi trust are included in the consolidated financial statements. Investments held by the trust are included in other assets, and an offsetting obligation is included in other liabilities. The investments are considered to be trading securities and are reported at fair value, with the realized and unrealized holding gains and losses being recorded in investment income, and an offsetting amount is recorded in selling, general and administrative expenses.

Stock-Based Compensation
Compensation expense is recorded for the fair value of stock options issued to employees. The expense is measured as the estimated fair value of the stock options on the date of grant and is amortized over the vesting periods.

Recent Accounting Pronouncements

The Company adopted the requirements of Financial Accounting Standards Board Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," as of October 1, 2007. The interpretation specifies how tax benefits for uncertain tax positions are to be measured, recognized and disclosed in financial statements. The adoption of it did not have a material effect on the Company's financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements". Statement 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and it expands disclosures about fair value measurements. Statement 157 is effective for the Company in the first quarter of fiscal 2009. The Company does not expect the adoption to have a material effect on its financial statements.

Notes Continued

Investment Income

The components of investment income are as follows:

(In Thousands)	2008	2007
Interest income	$ 163	$ 260
Gain (loss) on investments	(126)	41
Investment income	$ 37	$ 301

The gains and losses on investments represent unrealized holding gains and losses on trading securities.

Income Taxes

The components of the provision for income taxes are as follows:

(In Thousands)	2008	2007
Current tax provision	$ —	$ —
Deferred tax provision (credit) related to		
Temporary differences	(39)	(55)
Loss carryforward	(607)	457
Valuation allowances	646	(402)
Provision for income taxes	$ —	$ —

The differences between income taxes calculated at the 34% statutory U.S. federal income tax rate and the Company's provision for income taxes are as follows:

(In Thousands)	2008	2007
Income tax provision (credit) at statutory federal tax rate	$(614)	$ 311
Federal valuation allowance	604	(317)
Other	10	6
Provision for income taxes	$ —	$ —

The net deferred income tax asset balance as of September 30 related to the following:

(In Thousands)	2008	2007
Temporary differences	$ 343	$ 304
Net operating loss carryforwards	1,499	892
Valuation allowances	(1,842)	(1,196)
Net deferred income tax asset	$ —	$ —

As of September 30, 2008, there were approximately $3,700,000 of losses available to reduce federal taxable income in future years through 2028, and there were approximately $5,900,000 of losses available to reduce state taxable income in future years, expiring from 2009 through 2028.

Future realization of the tax benefits of existing temporary differences and net operating loss carryforwards ultimately depends on the existence of sufficient taxable income within the carryforward period.

As of September 30, 2008, the Company performed an evaluation to determine whether a valuation allowance was needed, in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The Company considered all available evidence, both positive and negative, which included the results of operations for the current and preceding years.

The Company also considered whether there was any currently available information about future years. Because long-term contracts are not a significant part of the Company's business, future results cannot be reliably predicted by considering past trends or by extrapolating past results. Moreover, the Company's earnings are strongly influenced by national economic conditions and have been volatile in the past. Considering these factors, the Company determined that it was not possible to reasonably quantify future taxable income.

Notes Continued

Based on the weight of available evidence, as required by Statement 109, the Company determined that it is more likely than not that all of the deferred tax assets will not be realized. Accordingly, the Company maintained a full valuation allowance as of September 30, 2008.

As of September 30, 2008, the Company's federal income tax returns for fiscal 2005 and subsequent years were subject to examination.

Property and Equipment

Property and equipment consisted of the following as of September 30:

(In Thousands)	2008	2007
Computer equipment and software	$ 2,276	$ 2,294
Office equipment, furniture and fixtures	1,332	1,543
Total property and equipment, at cost	3,608	3,837
Accumulated depreciation and amortization	(2,817)	(2,908)
Property and equipment, net	$ 791	$ 929

During fiscal 2008, the Company disposed of fully-depreciated property and equipment, primarily office furniture and computer equipment, having an original cost of $351,000. During fiscal 2007, the Company disposed of fully-depreciated property and equipment, primarily computer equipment, having an original cost of $550,000.

Other Current Liabilities

Other current liabilities consisted of the following as of September 30:

(In Thousands)	2008	2007
Accounts payable	$ 84	$ 93
Accrued expenses	247	219
Deferred rent	175	202
Total other current liabilities	$506	$514

Lease Obligations

The Company leases space for all of its branch offices, which are located either in downtown or suburban business centers, and space for its corporate headquarters. Branch offices are generally leased over periods from three to five years. The corporate office lease expires in 2015, and it may be cancelled by the Company in 2012 under certain conditions. The leases generally provide for payment of basic rent plus a share of building real estate taxes, maintenance costs and utilities.

Rent expense was $1,018,000 in fiscal 2008 and $992,000 in fiscal 2007. As of September 30, 2008, future minimum lease payments under noncancelable lease agreements having initial terms in excess of one year totaled $1,585,000, as follows: fiscal 2009 - $646,000, fiscal 2010 - $497,000, fiscal 2011 - $343,000, and fiscal 2012 - $99,000.

Commitments

As of September 30, 2008, the Company had contractual obligations to purchase approximately $800,000 of recruitment advertising through December 2009.

Notes Continued

Retirement Plans

The Company has a 401(k) retirement plan in which all full-time employees may participate after one year of service. Under the plan, eligible participants may contribute a portion of their earnings to a trust, and the Company makes matching contributions, subject to certain limitations.

The Company has a nonqualified deferred compensation plan for certain officers. Under the plan, the Company contributes a percentage of each participant's earnings to a rabbi trust under a defined contribution arrangement. The participants direct the investments of the trust, and the Company does not guarantee investment performance. Participant account balances are payable upon retirement or termination from the Company, subject to certain vesting requirements.

The investments in the trust as of September 30, 2008 and 2007 were valued using quoted market prices. The effect of using fair values is that unrealized holding gains and losses are reflected in investment income, with an offsetting amount being reflected in the cost of retirement plans.

The cost of retirement plans was $58,000 in fiscal 2008 and $221,000 in fiscal 2007.

Stock Option Plans

As of September 30, 2008, there were stock options outstanding under the Company's 1995 Stock Option Plan, Amended and Restated 1997 Stock Option Plan and 1999 Stock Option Plan. All three plans were approved by the shareholders. The 1995 Stock Option Plan expired during fiscal 2006, and no further options may be granted under that plan. The plans granted specified numbers of options to non-employee directors, and they authorized the Compensation Committee of the Board of Directors to grant either incentive or non-statutory stock options to employees. All stock options outstanding as of September 30, 2008 were non-statutory stock options, had exercise prices equal to the market price on the date of grant, and had expiration dates ten years after the date of grant.

A summary of stock option activity is as follows:

(Number of Options in Thousands)	2008	2007
Number of options outstanding		
Beginning of year	615	515
Granted	—	105
Exercised	(12)	(5)
End of year	603	615
Number of options exercisable at end of year	513	470
Number of options available for grant at end of year	98	98
Weighted average option prices per share		
Granted during the year	$ —	$2.17
Exercised during the year	.86	.86
Outstanding at end of year	1.34	1.33
Exercisable at end of year	1.21	1.12

The average fair value of stock options granted was estimated to be $0.95 per share in fiscal 2007. This estimate was made using the Black-Scholes option pricing model and the following weighted average assumptions:

	2007
Expected option life (years)	4.0
Expected stock price volatility	52.0%
Expected dividend yield	0.4%
Risk-free interest rate	4.4%

Notes Concluded

Stock-based compensation expense was $65,000 in fiscal 2008 and $68,000 in fiscal 2007. As of September 30, 2008, there was $26,000 of unrecognized compensation expense related to unvested stock options outstanding, and the weighted average vesting period for those options was 0.4 years.

Stock options outstanding as of September 30, 2008 were as follows (number of shares in thousands):

Range of Exercise Prices	Number Outstanding	Weighted Average Price	Number Exercisable	Weighted Average Price	Average Remaining Life (Years)
At $.86	336	$ .86	336	$ .86	3.9
$1.25 to $2.45	267	1.95	177	1.86	6.7

As of September 30, 2008, the aggregate intrinsic value of outstanding stock options and exercisable stock options was zero.

Severance Arrangements

The Company has an employment agreement with the chief executive officer that provides for severance benefits if the officer's employment terminates for any reason other than "cause." The Company also has arrangements covering other officers and key employees that would become effective if their employment terminated under certain conditions following a change in control of the Company. As of September 30, 2008, the potential aggregate obligation under these arrangements, if all such officers and employees were terminated, was approximately $3,100,000.

Shareholder Rights Plan

On February 4, 2000, the Company adopted a shareholder rights plan, and the Board of Directors declared a dividend of one share purchase right for each share of outstanding common stock.

The rights will become exercisable if any person or affiliated group (other than certain "grandfathered" shareholders) acquires, or offers to acquire, 10% or more of the Company's outstanding common shares. Each exercisable right entitles the holder (other than the acquiring person or group) to purchase, at a price of $21.50 per share, common stock of the Company having a market value equal to two times the purchase price. The purchase price and the number of common shares issuable on exercise of the rights are subject to adjustment in accordance with customary anti-dilution provisions.

The Board of Directors may authorize the Company to redeem the rights at a price of $.01 per right at any time before they become exercisable. After the rights become exercisable, the Board of Directors may authorize the Company to exchange any unexercised rights at the rate of one share of common stock for each right. The rights are nonvoting and will expire on February 22, 2010.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
General Employment Enterprises, Inc.
Oakbrook Terrace, Illinois

We have audited the accompanying consolidated balance sheets of General Employment Enterprises, Inc. and subsidiary as of September 30, 2008 and 2007 and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of General Employment Enterprises, Inc. and subsidiary at September 30, 2008 and 2007, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

Chicago, Illinois
November 19, 2008

Selected Financial Data

(Dollars In Thousands, Except Per Share)	2008	2007	2006	2005	2004	2003
				Year Ended September 30		
Operating Results						
Contract service revenues	$ 7,476	$ 8,448	$ 10,253	$ 11,754	$ 11,750	$ 11,477
Placement service revenues	7,759	11,242	9,815	8,594	6,231	5,488
Total revenues	15,235	19,690	20,068	20,348	17,981	16,965
Cost of contract services	5,037	5,641	7,256	8,335	8,520	7,875
Selling, general and administrative expenses	12,041	13,436	12,023	11,436	10,273	12,587
Income (loss) from operations	(1,843)	613	789	577	(812)	(3,497)
Investment income	37	301	213	94	34	58
Income (loss) from continuing operations	$ (1,806)	$ 914	$ 1,002	$ 671	$ (778)	$ (3,439)
Per Share Data						
Average number of shares (thousands)						
Basic	5,163	5,150	5,148	5,142	5,131	5,121
Diluted	5,163	5,368	5,338	5,355	5,131	5,121
Income (loss) from continuing operations per share						
Basic	$ (.35)	$ .18	$ .19	$ .13	$ (.15)	$ (.67)
Diluted	(.35)	.17	.19	.13	(.15)	(.67)
Cash dividends declared per share	.10	.10	—	—	—	—
Book value per share	.98	1.42	1.33	1.14	1.01	1.27
Closing market price per share	.45	1.61	1.69	2.08	2.09	0.85
Balance Sheet Data						
Net working capital	$ 4,285	$ 6,395	$ 6,051	$ 5,218	$ 4,630	$ 4,333
Long-term obligations	419	436	296	192	124	114
Shareholders' equity	5,076	7,324	6,852	5,850	5,168	6,524
Total assets	7,002	9,876	9,275	8,364	7,294	8,691
Ratio Analysis						
Current ratio	3.8	4.0	3.8	3.2	3.3	3.1
Gross profit margin on contract services	32.6%	33.2%	29.2%	29.1%	27.5%	31.4%
Profit margins						
Income (loss) from operations	(12.1)	3.1	3.9	2.8	(4.5)	(20.6)
Income (loss) from continuing operations	(11.9)	4.6	5.0	3.3	(4.3)	(20.3)
Rate of return from continuing operations on average equity	(29.1)	12.9	15.8	12.2	(13.3)	(41.7)
Shareholders' equity to total assets	72.5	74.2	73.9	69.9	70.9	75.1
Offices and Employees at End of Year						
Number of offices	17	19	20	19	19	22
Number of employees	250	280	320	330	340	340

The results of a business sold in 2004 are reflected as discontinued operations for 2004 and prior periods.

Corporate Data

Board of Directors

Herbert F. Imhoff, Jr.
Chairman of the Board, Chief Executive Officer
and President
General Employment Enterprises, Inc.

Kent M. Yauch
Vice President, Chief Financial Officer and Treasurer
General Employment Enterprises, Inc.

Dennis W. Baker
Retired Treasurer of CF Industries Holdings, Inc.
Audit Committee Chairman

Sheldon Brottman
Attorney and real estate developer
President of SCB Development
Compensation Committee Chairman

Andrew Dailey
Managing Director of Headlands Advisors
Nominating Committee Chairman

Delain G. Danehey
Retired partner of the auditing firm of
Ernst & Young LLP

Independent Auditors

BDO Seidman, LLP
Chicago, IL

Counsel

Herbert F. Imhoff, Jr.
General Counsel

Corporate Officers

Herbert F. Imhoff, Jr.
Chairman of the Board, Chief Executive Officer
and President

Kent M. Yauch
Vice President, Chief Financial Officer and Treasurer

Marilyn L. White
Vice President

Nancy C. Frohnmaier
Secretary

Jan V. Prieto-McCarthy
Assistant Treasurer

Transfer Agent and Registrar

Continental Stock Transfer & Trust Company
17 Battery Place
New York, NY 10004
Phone: (212) 509-4000
Website: www.continentalstock.com

Stock Listing

NYSE Alternext US stock exchange
Trading symbol: **JOB**

Note to Shareholders

Quarterly earnings releases and financial statements
can be obtained by contacting:

Investor Relations Department
General Employment Enterprises, Inc.
One Tower Lane – Suite 2200
Oakbrook Terrace, IL 60181
Phone: (630) 954-0400 E-mail: invest@genp.com
Website: www.generalemployment.com

General Employment Enterprises, Inc.
One Tower Lane, Suite 2200, Oakbrook Terrace, IL 60181
630.954.0400 www.generalemployment.com
NYSE Alternext US stock exchange symbol: JOB
invest@genp.com

END